Equitable Financial Life Insurance Company

Supplement Dated May 1, 2023 to the current Modern Alternative Disclosure Annual Notice (“Annual Notice”) for Corporate Owned Incentive Life®

This Supplement modifies certain information in the above-referenced Modern Alternative Disclosure Annual Notice (“Annual Notice”). You should read this Supplement in conjunction with the Annual Notice and retain it for future reference. The Annual Notice is hereby incorporated by reference. Unless otherwise indicated, all other information included in the Annual Notice remains unchanged. The terms we use in this Supplement have the same meaning as in the Annual Notice.

The following hereby amends the current expense in “Appendix: Investment Options available under the Policy” for the following fund:

Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses
BlackRock Global Allocation V.I. Fund — BlackRock Advisers, LLC; BlackRock (Singapore) Limited	1.01%^

IL COIL	Cat #800038 (5/23)
#208715